Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of FingerMotion, Inc. dated November 13, 2025 for the registration of up to 4,360,000 shares of its common stock, and to the incorporation by reference therein of our report dated May 29, 2025, with respect to the consolidated financial statements of FingerMotion, Inc. included in its Annual Report (Form 10-K) for the years ended February 28, 2025 and February 29, 2024, filed with the Securities and Exchange Commission. Our report contains an explanatory paragraph regarding FingerMotion, Inc.’s ability to continue as a going concern.

/s/ CT International LLP

CT International LLP

San Francisco, California
November 13, 2025